SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. __)*

                         VitaCube Systems Holding, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   92846M10 6
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                                 (CUSIP Number)

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    Christopher A. Marlett                                with a copy to:
     MDB Capital Group LLC                            Andrew D. Hudders, Esq.
    401 Wilshire Boulevard                                Graubard Miller
Santa Monica, California 90401                     600 Third Avenue - 32nd Floor
        (310) 526-5000                                New York, New York 10016
                                                           (212) 816-8614
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 15, 2004
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 92846M10 6                                      PAGE 2 OF 5 PAGES
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1

     Christopher A. Marlett                            I.D. No.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) |_|
                                                                 (B) |_|

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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     NUMBER OF         7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY            2,294,786
      OWNED BY         ---------------------------------------------------------
        EACH           8    SHARED VOTING POWER
     REPORTING
       PERSON               - 0 -
        WITH           ---------------------------------------------------------
    BENEFICIALLY       9    SOLE DISPOSITIVE POWER
      OWNED BY
        EACH                2,294,786
     REPORTING         ---------------------------------------------------------
       PERSON          10   SHARED DISPOSITIVE POWER
        WITH
                            - 0 -
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,294,786
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.74%
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14   TYPE OF REPORTING PERSON*

     IN
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

                                  SCHEDULE 13D

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CUSIP NO. 92846M10 6                                      PAGE 3 OF 5 PAGES
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ITEM 1.   NAME OF ISSUER:

     This Schedule 13D (the "Schedule") relates to the common stock, $.001 par value, ("Common Stock") of VitaCube Systems Holdings, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 480 South Holly Street, Suite 5, Denver, Colorado 80246.

ITEM 2.   IDENTITY AND BACKGROUND.

     This Schedule is filed by Chris A. Marlett. Mr. Marlett is the beneficial owner of 434,000 shares of Common Stock held in a living trust and 237,796 common stock purchase warrants of the Issuer ("Warrants) held in his name. Mr. Marlett is the indirect beneficial owner of the 501,000 shares of Common Stock and 1,121,990 Warrants held by MDB Capital Group LLC. The address of the principal business and principal office of Mr. Marlett is 401 Wilshire Blvd. Santa Monica, California 90401. The principal occupation of Mr. Marlett is as an investment advisor. Mr. Marlett is a citizen of the United States.

     During the last five years, Mr. Marlett has not been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     In a private placement ending on April 15, 2004, Mr. Marlett acquired 434,000 shares of Common Stock with his personal funds and MDB Capital Group LLC acquired 501,000 shares of Common Stock with their working capital. Mr. Marlett received 237,796 Warrants and MDB Capital Group LLC received 1,121,990 Warrants as compensation for services rendered to the Issuer.

ITEM 4.   PURPOSE OF TRANSACTION.

     The purpose of the transactions is investment.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     As a result of the purchase of the shares of Common Stock and the issuance of Warrants, Mr. Marlett is the beneficial owner of an aggregate of 935,000 shares of Common Stock and 1,359,786 Warrants. This represents 6.74% of the issued and outstanding Common Stock of the Issuer.

     Except as described herein, Mr. Marlett has not effected any transactions in the Common Stock of the Issuer during the past 60 days.

                                  SCHEDULE 13D

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CUSIP NO. 92846M10 6                                      PAGE 4 OF 5 PAGES
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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

     The Warrants dated April 15, 2004 are exercisable between April 15, 2004 to April 15, 2009 at a price of $.30 per share. The Issuer, upon written demand of the holders of at least 51% of all the outstanding warrants (or underlying shares) agrees to register on one occasion, all or any part of the Warrants and the underlying Common Stock. In addition, the holders of the Warrants shall have the right for a period of six years from April 15, 2004 to include all the Warrants and the underlying Common Stock as part of any registration statement filed by the Issuer (other than in connection with a transaction contemplated by Rule 145(a) promulgated under the Securities Act of 1933 or pursuant to Form S-8 or any equivalent form), including those registration statements filed prior to the date hereof but which have not yet been declared effective.

     Except as described herein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None

                                  SCHEDULE 13D

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CUSIP NO. 92846M10 6                                      PAGE 5 OF 5 PAGES
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 13, 2004

                                          Christopher A. Marlett

                                          /s/ Christopher A. Marlett
                                          ------------------------------